As filed with the Securities and Exchange Commission on May 9, 2014

File No. 811-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Value Line Funds Investment Trust

Address of Principal Business Office:	7 Times Square, 21st floor
New York, NY 10036-6524

Telephone Number:	(212) 907-1900

Name and Address of Agent
for Service of Process:	Mitchell E. Appel 7 Times Square, 21st Floor,
New York, New York 10036-6524

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES /X/

NO /  /

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 6th day of May, 2014.

Signature:	Value Line Funds Investment Trust

	By:	/s/ Mitchell E. Appel
Mitchell E. Appel
President and Chief Executive Officer

Attest:	/s/ Emily Washington
Emily Washington
Secretary